Exhibit 99.1

Condensed Interim Consolidated Financial Statements (Unaudited)

For the three and nine months ended July 31, 2024 and 2023

(Expressed in United States dollars)

ARRAS MINERALS CORP.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

	Notes	July 31, 2024 (Unaudited)	October 31, 2023 (Audited)
		$	$
Assets
Current
Cash and cash equivalents	15	3,419,067	290,684
Other receivables		20,072	11,047
Prepaid expenses and deposits	6	785,218	218,422
		4,224,357	520,153
Non-Current
Office and mining equipment	7	119,990	147,179
Mineral properties	8	5,035,259	5,035,259
Right-of use assets	10	126,477	186,388
Prepaid expenses and deposits	6	494,482	530,781
Total Assets		10,000,565	6,419,760
Liabilities
Current
Accounts payable and accrued liabilities	13	307,832	518,240
Lease liability	10	84,134	78,068
Due to related party	13	17,901	57,853
Other liability	4	725,000	—
Warrant derivative liability	9	976,870	—
		2,111,737	654,161

Non-Current
Lease liability	10	60,938	124,819
Total Liabilities		2,172,675	778,980

Shareholders’ Equity
Share capital	11	20,942,888	17,745,232
Reserves	11	1,679,871	1,670,580
Deficit		(14,794,869)	(13,775,032)
Total Shareholders’ Equity		7,827,890	5,640,780
Total Liabilities and Shareholders’ Equity		10,000,565	6,419,760

On behalf of the Board:

/s/ Brian Edgar	/s/ Christian Milau
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

1

ARRAS MINERALS CORP.

Condensed Interim Consolidated Statements of Comprehensive Loss

(Expressed in United States Dollars)

(Unaudited)

	Notes	For the three months ended July 31, 2024	For the three months ended July 31, 2023	For the nine months ended July 31, 2024	For the nine months ended July 31, 2023
		$	$	$	$
Expenses
Exploration	4,7,11,13	113,277	1,176,610	769,564	3,476,497
Personnel	11,13	177,633	181,633	604,769	654,138
Marketing and shareholders’ communication		100,097	49,533	203,852	193,752
Directors’ fees	11,13	33,809	44,728	110,780	172,128
Professional services		11,013	14,644	111,580	79,662
Office and administrative	13	13,339	13,208	39,726	65,770
Depreciation	7,10	20,577	20,577	61,731	61,731
Loss from operations		(469,745)	(1,500,933)	(1,902,002)	(4,703,678)

Foreign currency translation (loss) gain		(38,228)	51,942	60,266	53,836
Interest income		12,987	21,583	19,321	70,287
Management fees	4	101,430	—	101,430	—
Other income	4	1,094	—	1,001,094	—
Changes of fair value of warrant derivative	9	(299,946)	—	(299,946)	—
Other (loss) income		(222,663)	73,525	882,165	124,123

Net and Comprehensive Loss for the Period		(692,408)	(1,427,408)	(1,019,837)	(4,579,555)
Basic and Diluted Loss per Common Share	12	(0.01)	(0.02)	(0.01)	(0.07)
Weighted Average Number of Common Shares Outstanding	12	81,036,519	68,504,400	72,783,448	66,792,746

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2

ARRAS MINERALS CORP.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in United States Dollars)

(Unaudited)

	Share Capital		Reserves
	Common Shares	Amount	Options	Warrants	Deficit	Shareholders’ Equity
		$	$	$	$	$
Balance, October 31, 2023	68,504,400	17,745,232	1,386,080	284,500	(13,775,032)	5,640,780
Private placement, net of share issue costs	20,268,662	3,742,180	—	—	—	3,742,180
Shares issued on settlement of restricted share units	414,984	143,152	(143,152)	—	—
Share-based compensation	—	—	152,443	—	—	152,443
Classification of the grant-date fair value of warrant liabilities	—	(687,676)	—	—	—	(687,676)
Net loss for the period	—	—	—	—	(1,019,837)	(1,019,837)
Balance, July 31, 2024	89,188,046	20,942,888	1,395,371	284,500	(14,794,869)	7,827,890

	Share Capital		Reserves
	Common Shares	Amount	Options	Warrants	Deficit	Shareholders’ Equity
		$	$	$	$	$
Balance, October 31, 2022	52,566,150	12,510,260	1,131,705	284,500	(8,057,138)	5,869,327
Private placement, net of share issue costs	15,938,250	5,234,972	—	—	—	5,234,972
Share-based compensation	—	—	204,980	—	—	204,980
Net loss for the period	—	—	—	—	(4,579,555)	(4,579,555)
Balance, July 31, 2023	68,504,400	17,745,232	1,336,685	284,500	(12,636,693)	6,729,724

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

ARRAS MINERALS CORP.

Condensed Interim Consolidated Statement of Cash Flows

(Expressed in United States Dollars)

(Unaudited)

	Nine months ended	Nine months ended
	July 31, 2024	July 31, 2023
	$	$
Operating Activities
Net loss for the period	(1,019,837)	(4,579,555)
Items not affecting cash
Depreciation	92,735	89,413
Unrealized foreign exchange loss	(10,752)	—
Changes of fair value of warrant derivative	299,946	—
Share-based payment	152,443	204,980
Interest expense	13,342	18,832
	(472,123)	(4,266,330)
Changes in non-cash working capital
Other receivables	(9,025)	12,989
Prepaid expenses	(530,497)	(31,467)
Due to related party	(39,952)	(20,406)
Accounts payable and accrued liabilities	(210,408)	(136,841)
Other liability	725,000	—
	(64,882)	(175,725)
Cash Used in Operating Activities	(537,005)	(4,442,055)
Financing Activities
Private placements, net of share issue costs	3,742,180	5,234,972
Repayment of lease liability	(71,157)	(71,157)
Cash Provided by Financing Activities	3,671,023	5,163,815
Investing Activity
Purchase of office and mining equipment	(5,635)	(29,211)
Cash Used in Investing Activity	(5,635)	(29,211)

Net Change in Cash and Cash Equivalents	3,128,383	692,549
Cash and Cash Equivalents, Beginning of Period	290,684	424,124
Cash and Cash Equivalents, End of Period	3,419,067	1,116,673

Supplemental Cash Flow Information (Note 15)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2024 and 2023

(Expressed in United States dollars)

(Unaudited)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Arras Minerals Corp. (the “Company”) was incorporated on February 5, 2021 under the Business Corporations Act (British Columbia) as part of an asset purchase agreement to reorganize Silver Bull Resources, Inc. (“Silver Bull”) as described in Note 5. The Company’s head office is located at 1605-777 Dunsmuir Street, Vancouver, British Columbia, Canada, V7Y 1K4.

The Company is engaged in the acquisition, exploration, and development of mineral property interests. On February 3, 2022, the Company purchased 100% of the issued and outstanding shares of Ekidos Minerals LLP (“Ekidos”) and Ekidos became a wholly-owned subsidiary of the Company. Ekidos is in the business of the exploration and evaluation of mineral properties.

The Company’s assets consist of the option to acquire a 100% interest in the Beskauga property (“Beskauga”) and a number of exploration licenses located in northeast Kazakhstan. Operations are conducted through Ekidos.

On December 7, 2023, the Company entered into an Alliance Agreement (the “Teck Alliance Agreement”) with Teck Resources Limited (“Teck”) and received approximately $1.5 million cash, of which $1.0 million was the reimbursement of certain related expenses made by the Company prior to the Teck Alliance Agreement, and $0.5 million for expenditures made or committed to by December 31, 2023 (Note 4).

The Company has not yet determined whether the properties contain mineral reserves where extraction is both technically feasible and commercially viable. The business of mining and the exploration for minerals involves a high degree of risk and there can be no assurance that such activities will result in profitable mining operations.

These unaudited condensed interim consolidated financial statements are prepared on a going concern basis, which contemplate that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has incurred operating losses since inception and has no current sources of revenue or cash inflows from operations. The Company relies on share issuances in order to fund its exploration and other business objectives. During the nine months ended July 31, 2024, the Company has raised gross amounts of $3.85 million United States dollars (“$USD”) ($5.27 million Canadian dollars (“$CDN”)) through the issuance of common shares.

The Company’s ability to continue as a going concern and fulfill its commitments under the Beskauga option agreement and exploration licenses is dependent upon successful execution of its business plan, raising additional capital, or evaluating other strategic alternatives, such as the Teck Alliance Agreement. The Company expects to continue to raise the necessary funds primarily through the issuance of common shares and funding from strategic partners. There can be no guarantees that future equity financing will be available, in which case the Company may need to reduce its exploration activities. There can be no assurance that management’s plan will be successful. If the going concern assumption was not appropriate for these condensed interim consolidated financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

2.	BASIS OF PRESENTATION

a)	Statement of compliance

These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting. These condensed interim consolidated financial statements do not include all disclosures required for annual audited financial statements. Accordingly, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended October 31, 2023 (the “annual financial statements”), which include the information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s use of judgements and estimates and material accounting policies were presented in notes 3 of those annual financial statements and have been consistently applied in the preparation of the condensed interim consolidated financial statements. The annual financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

5

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2024 and 2023

(Expressed in United States dollars)

(Unaudited)

These condensed interim consolidated financial statements are presented in United States dollars, which is the Company’s and its subsidiaries’ functional currency.

The Company’s interim results are not necessarily indicative of its results for a full fiscal year.

b)	Basis of presentation

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Approval of the condensed interim consolidated financial statements

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on September 26, 2024.

3.	MATERIAL ACCOUNTING POLICIES

The accounting policies in these condensed interim consolidated financial statements are defined in the Note 3 of the Company’s annual consolidated financial statements for the year ended October 31, 2023 filed on SEDAR on February 27, 2024, except as follows:

Warrant Derivative Liability

The Company classifies warrants on its consolidated balance sheets as a derivative liability which is fair valued at each reporting period subsequent to the initial issuance, as the functional currency of the Company is the U.S. dollar and the exercise price of the warrants is $CDN. The Company has used the Monte Carlo pricing model to fair value the warrants as they have an acceleration feature. Determining the appropriate fair-value model and calculating the fair value of warrants requires considerable judgment. Any change in the estimates used may cause the value to be higher or lower than that reported. The estimated volatility of the Company’s common shares at the date of issuance, and at each subsequent reporting period, is based on the historical volatility adjusted to reflect the implicit discount to historical volatilities observed in the prices of traded warrants. The risk-free interest rate is based on rates published by the government for bonds with a maturity similar to the expected remaining life of the warrants at the valuation date. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend yield is expected to be none as the Company has not paid dividends nor does the Company anticipate paying any dividend in the foreseeable future.

The derivative is not traded in an active market, and the fair value is determined using valuation techniques. The estimates may be significantly different from those recorded in the consolidated financial statements because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market. All changes in the fair value are recorded in the consolidated statement of operations and comprehensive loss each reporting period.

Disclosure of material accounting policies

The Company applied the amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2 issued by the IASB under Disclosure of Accounting Policies effective November 1, 2023. The amendments require entities to disclose their ‘material’, rather than ‘significant’ accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies that provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements. The amendments did not result in any changes to the Company’s accounting policies themselves.

Other recent accounting pronouncements issued by the IASB did not or are not expected to have a material impact on the Company’s present or future consolidated financial statements.

4.	TECK ALLIANCE AGREEMENT

On December 6, 2023, the Company entered into the Teck Alliance Agreement and received $1,497,668 cash, including $1 million for the reimbursement of certain related expenses made by the Company prior to the Teck Alliance Agreement and $497,668 for exploration activities expected to be committed to or completed by December 31, 2023. Upon the terms and subject to the conditions set forth in the Teck Alliance Agreement, in order for Teck to earn and maintain its option, Teck must incur $5 million in exploration expenditures on two licenses packages totaling approximately 1,736 square kilometers located in Pavlodar, Kazakhstan by December 31, 2025 (the “Initial Exploration Period”). Of this, $2 million is a firm commitment to be completed in calendar year 2024. Arras is initially acting as manager of the projects under the Teck Alliance Agreement and Teck is expected to fund the projects on a quarterly basis based on an agreed upon project budget.

On the completion of the Initial Exploration Period, Teck may exercise an option in the Teck Alliance Agreement by selecting up to four designated properties up to 120 square kilometers each. Teck must pay $500,000 for each designated property to the Company as an additional reimbursement for the previously invested exploration expenditures. Teck agrees to pay to the Company a management fee for administrative services between 5% to 10% of certain exploration expenditures, excluding capital asset purchases. During the nine months ended July 31, 2024, $101,430 was received and recognized as management fees.

6

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2024 and 2023

(Expressed in United States dollars)

(Unaudited)

Teck will have three options to earn and maintain its option:

•	“First Option”: Teck may elect to solely fund $5.5 million over the next two years ($2.5 million committed in Year 1) and on completion will be deemed to own 51% of the designated property,
•	“Second Option”: Teck may elect to solely fund $18 million over the next three years ($5 million committed in Year 1) to earn an additional 14% (total of 65%) of the designated property,
•	“Third Option”: Teck may elect to solely fund $24 million over four years ($6 million committed in Year 1) to earn an additional 10% (total of 75%) of the designated property.

If Teck elects not to continue with the Teck Alliance Agreement before December 31, 2025, the licenses will remain 100% owned by the Company. If the Teck Alliance Agreement is terminated by Teck without cause at the Initial Exploration Period, the Company is under no obligation to reimburse Teck for amounts contributed under the Teck Alliance Agreement.

As of July 31, 2024, $725,000 of the amount funded by Teck had not yet been incurred, therefore the Company recorded this amount as an other liability.

Funding from Teck during the year, to date	$2,388,216
Expenditures incurred during the year, to date	(1,663,216)
Other liability as of July 31, 2024	$725,000

During the three and nine months ended July 31, 2024 and 2023, the Company incurred the following exploration expenditures:

	For the three months ended July 31, 2024	For the three months ended July 31, 2023	For the nine months ended July 31, 2024	For the nine months ended July 31, 2023
Total exploration expenditures	$855,578	$1,176,610	$2,432,780	$3,476,497
Exploration expenditure incurred under Teck agreement
Exploration expenditure	(565,793)	—	(1,486,708)	—
Capital assets	(176,508)	—	(176,508)	—
	$113,277	$1,176,610	$769,564	$3,476,497

5.	BESKAUGA OPTION AGREEMENT

On August 12, 2020, Silver Bull entered into the Beskauga Option Agreement with Copperbelt AG (“Copperbelt”) pursuant to which it has the exclusive right and option to acquire Copperbelt’s right, title and 100% interest in the Beskauga property located in Kazakhstan. Upon completion of Silver Bull’s due diligence on January 26, 2021, the Beskauga Option Agreement was finalized (the “Closing Date”).

On March 19, 2021, pursuant to an asset purchase agreement, Silver Bull transferred all its rights, title and interest in and to the Beskauga Option Agreement to the Company. The consideration payable by the Company to Silver Bull for the purchased assets was $1,367,668, paid through the issuance of 36,000,000 common shares of common shares in the capital of the Company.

7

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2024 and 2023

(Expressed in United States dollars)

(Unaudited)

Under the terms of the Beskauga Option Agreement, the exploration expenditure requirements and incurred are summarized as follows:

Period	Annual Expenditure Required	Cumulative Expenditure Required	Annual Expenditure Incurred	Cumulative Expenditure Incurred
By January 26, 2022 (1 year from Closing Date)	$2 million	$2 million (met)	$4.50 million	$4.50 million
By January 26, 2023 (2 years from Closing Date)	$3 million	$5 million (met)	$3.42 million	$7.92 million
By January 26, 2024 (3 years from Closing Date)	$5 million	$10 million (met)	$2.85 million	$10.77 million
By January 26, 2025 (4 years from Closing Date)	$5 million	$15 million	$0.97 million	$11.74 million

As of July 31, 2024, approximately $11.74 million of the required expenditures have been incurred under the Beskauga Option Agreement, via investment agreements with Dostyk LLP, the holder of the Beskauga exploration license.The expenditures have been incurred via 1) investment agreements with Dostyk LLP, the holder of the Beskauga exploration license, 2) expenditure incurred by Arras and 3) expenditures incurred by Ekidos in relation to the Stepnoe and Ekidos properties. The amounts funded under the investment agreements with Dostyk are non-interest bearing and the Company does not expect the investments to be repaid.

The Beskauga Option Agreement also provides that subject to the terms and conditions, after the Company or its affiliate has incurred the exploration expenditures (outlined above), the Company or its affiliate may exercise the Beskauga Option and acquire (i) the Beskauga Property by paying Copperbelt $15,000,000 in cash, (ii) the Beskauga Main Project only by paying Copperbelt $13,500,000 in cash, or (iii) the Beskauga South Project only by paying Copperbelt $1,500,000 in cash.

In addition, the Beskauga Option Agreement provides that subject to the terms and conditions, the Company or its affiliate may be obligated to make the following bonus payments (collectively, the “Bonus Payments”) to Copperbelt if the Beskauga Main Project or the Beskauga South Project is the subject of a bankable feasibility study in compliance with Canadian National Instrument 43-101 indicating gold equivalent resources in the amounts set forth below, with (i) (A) 20% of the Bonus Payments payable after completion of the bankable feasibility study or after the mineral resource statement is finally determined and (B) the remaining 80% of the Bonus Payments due within 15 business days of commencement of on-site construction of a mine for the Beskauga Main Project or the Beskauga South Project, as applicable, and (ii) up to 50% of the Bonus Payments payable in shares of the Company’s common shares to be valued at the 20-day volume-weighted average trading price of the shares on the Toronto Stock Exchange calculated as of the date immediately preceding the date such shares are issued:

Gold equivalent resources	Cumulative Bonus Payments
Beskauga Main Project
3,000,000 ounces	$2,000,000
5,000,000 ounces	$6,000,000
7,000,000 ounces	$12,000,000
10,000,000 ounces	$20,000,000
Beskauga South Project
2,000,000 ounces	$2,000,000
3,000,000 ounces	$5,000,000
4,000,000 ounces	$8,000,000
5,000,000 ounces	$12,000,000

8

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2024 and 2023

(Expressed in United States dollars)

(Unaudited)

The Beskauga Option Agreement may be terminated under certain circumstances, including (i) upon the mutual written agreement of the Company and Copperbelt; (ii) upon the delivery of written notice by the Company, provided that at the time of delivery of such notice, unless there has been a material breach of a representation or warranty given by Copperbelt that has not been cured, the Beskauga Property is in good standing; or (iii) if there is a material breach by a party of its obligations under the Beskauga Option Agreement and the other party has provided written notice of such material breach, which is incapable of being cured or remains uncured.

6.	PREPAID EXPENSES AND DEPOSITS

	July 31, 2024	October 31, 2023
General insurance	$19,932	$29,229
Other prepaid deposits - current	663,600	71,349
Exploration license insurance - current	101,686	93,771
Land taxes – current	—	24,073
Prepaid expenses and deposits – current	785,218	218,422
Prepaid deposits - non-current	33,482	33,481
Exploration license insurance - non-current	461,000	497,300
Prepaid expenses and deposits – non-current	494,482	530,781
Total prepaid expenses and deposits	$1,279,700	$749,203

The terms of the exploration license insurance agreements are equal to the remaining terms of the exploration licenses (six years) plus two years from the effective dates.

7.	OFFICE AND EQUIPMENT

	Mining Equipment	Computer Equipment and Software	Office Equipment	Vehicles	Total
Cost
Balance, October 31, 2023	$122,168	$9,331	$7,282	$103,232	$242,013
Additions:	5,636	—	—	—	5,636
Balance, July 31, 2024	$127,804	$9,331	$7,282	$103,232	$247,649

Accumulated depreciation
Balance, October 31, 2023	$61,733	$9,331	$4,045	$19,725	$94,834
Additions	18,514	—	1,820	12,490	32,824
Balance, July 31, 2024	$80,247	$9,331	$5,865	$32,215	$127,659

Net book value
Balance, October 31, 2023	$60,435	$—	$3,237	$83,507	$147,179
Balance, July 31, 2024	$47,557	$—	$1,416	$71,017	$119,990

During the nine months ended July 31, 2024, the Company acquired mining equipment of $5,636. Included in exploration expenses is $31,004 of depreciation on mining equipment and vehicles.

9

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2024 and 2023

(Expressed in United States dollars)

(Unaudited)

	Mining Equipment	Computer Equipment and Software	Office Equipment	Vehicles	Total
Cost
Balance, October 31, 2022	$117,502	$9,331	$7,282	$78,687	$212,802
Additions	4,666	—	—	24,545	29,211
Balance, July 31, 2023	$122,168	$9,331	$7,282	$103,232	$240,013

Accumulated depreciation
Balance, October 31, 2022	$37,533	$9,331	$1,618	$6,020	$54,502
Additions	18,092	—	1,820	9,591	29,503
Balance, July 31, 2023	$55,625	$9,331	$3,438	$15,611	$84,005

Net book value
Balance, October 31, 2022	$79,969	$—	$5,664	$72,667	$158,300
Balance, July 31, 2023	$66,543	$—	$3,844	$87,621	$158,008

During the nine months ended July 31, 2023, the Company acquired mining equipment of $4,666 and vehicles of $24,545. Included in exploration expenses is $27,683 of depreciation on mining equipment and vehicles.

8.	MINERAL PROPERTIES – EXPLORATION AND EVALUATION ASSET

The Company, through the asset purchase agreement, entered into an option agreement dated August 12, 2020 with Copperbelt, to earn up to a 100% interest in the Beskauga project and through acquisition of Ekidos, which holds other exploration licenses located in Kazakhstan.

As of July 31, 2024, a balance of $5,035,259 is recorded as mineral property assets. This balance primarily consists of $327,690 in relation to the acquisition of the Beskauga Option Agreement and other Kazakh assets from Silver Bull in March 2021, $323,913 in relation to the issuance of common shares as a finder’s fee for the introduction of the owners of the Beskauga project to the Company and the Company acquired Ekidos, including a $4,383,656 mineral property asset located in Kazakhstan on February 3, 2022.

Balance, July 31, 2024 and October 31, 2023	$5,035,259

Additionally, the Company holds its interest in the Stepnoe and Ekidos properties through the Stepnoe and Ekidos Joint Venture Agreement (the “Stepnoe and Ekidos JV Agreement”), and the Akkuduk, Nogurbek, Maisor, Elemes, Aktasty, Besshoky, Aimandai and South Bozshakol properties through the Maikain Joint Venture Agreement (the “Maikain JV Agreement”).

The Company also holds interest in the Tay, Azhe 1, Karatal 1, 2 and 3, Beskauga West and Beskauga East properties.

Stepnoe and Ekidos JV Agreement

In connection with the spin-off and pursuant to the Separation and Distribution Agreement (Note 5), Silver Bull transferred its interest in the Stepnoe and Ekidos JV Agreement to Arras.

On September 1, 2020, Silver Bull entered into the Stepnoe and Ekidos JV Agreement in connection with, among other things, mineral license applications (the “Stepnoe and Ekidos Licenses”) for, and further exploration and evaluation of certain properties, including the Stepnoe and Ekidos properties located in Kazakhstan. The exploration licenses for the Stepnoe and Ekidos properties were granted on October 22, 2020.

10

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2024 and 2023

(Expressed in United States dollars)

(Unaudited)

The Company (through Ekidos LLP) and Copperbelt have initial participating interests in the joint venture of 80% and 20%, respectively. Pursuant to the Stepnoe and Ekidos JV Agreement, once the Company spends a minimum of $3,000,000 on either the Stepnoe or Ekidos property, the Company has the option to acquire Copperbelt’s participating interest in such property for $1,500,000. As of July 31, 2024, approximately $1,987,000 of the required expenditures have been incurred under the Beskauga Option Agreement (Note 5).

The Stepnoe and Ekidos JV Agreement shall terminate automatically upon there being one participant in the joint venture, or by written agreement between the parties.

On November 11, 2023, the Stepnoe and Ekidos JV Agreement was amended to allow for financing and third- party support of exploration and development activities on some or all of the JV licenses.

Maikain JV Agreement

On May 20, 2021, Ekidos LLP entered into the Maikain JV Agreement with Orogen LLP, a company incorporated under the laws of Kazakhstan, in connection with, among other things, mineral license applications for, and further exploration and evaluation of, certain properties in an area of interest, including the Akkuduk, Nogurbek, Maisor, Elemes, Aktasty, Besshoky, Aimandai and South Bozshakol properties located in Kazakhstan. The exploration licenses have been granted for an initial six-year period, with the possibility of a five-year extension.

The Company (through Ekidos LLP) and Orogen LLP have initial participating interests in the Maikain joint venture of 80% and 20%, respectively. Pursuant to the Maikain JV Agreement, once the Company spends a minimum of $3,000,000 on a property in the area of interest, the Company has the option to acquire Orogen LLP’s participating interest in such property for $1,500,000. As of July 31, 2024, approximately $2,977,000 of the required expenditures have been incurred.

The Maikain JV Agreement shall terminate automatically upon the earlier of (i) there being one participant in the joint venture, (ii) by written agreement between the parties, or (iii) May 20, 2024.

On November 11, 2023, the Maikain JV Agreement was amended to accommodate the Teck Alliance Agreement to allow for third-party financing and support of exploration and development activities on some or all of the JV licenses. The amended agreement also clarifies that the Maikain JV Agreement shall not terminate and will continue in full force and effect with respect to any mineral licenses held by or on behalf of the Maikain joint venture as of the date of expiry (May 20, 2024).

9.	WARRANT DERIVATIVE LIABILITY

In connection with the CDN $0.26 Unit private placement completed on June 6, 2024, the Company issued 10,134,330 share CDN $0.40 Warrants (Note 11,e). Each whole warrant entitles its holder to purchase one additional common share at an exercise price of CDN $0.40 for a period of 36 months from the closing of the private placement. In the event the volume weighted average trading price of the Common Shares on the TSXV meets or exceeds CDN $0.60 for fifteen consecutive trading days at any time after four months and one day following closing of the private placement, the Company shall have the option, but not the obligation, at any time thereafter to accelerate the expiry date to a date that is thirty days following the date of issuance of a press release by the Company announcing the acceleration of the expiry date.

A continuity of the Company’s shares issuable for June 2024 CDN $0.40 Warrants is as follows:

Warrants	Shares	Weighted Average Exercise Price
Balance, October 31, 2023	—	—
Issued	10,134,330	$CDN 0.40 (0.29)
Outstanding and exercisable at July 31, 2024	10,134,330	$CDN 0.40 (0.29)

11

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2024 and 2023

(Expressed in United States dollars)

(Unaudited)

Expiry Date	Exercise Price	Number of Warrants Outstanding	Weighted Average Remaining Life
June 6, 2027	$ CDN 0.40 (0.29)	10,134,330	2.85

July 31, 2024
Balance, opening	$—
Initial recognition	687,676
Change in fair value	299,946
Effect of movements on exchange rates	(10,752)
Balance, closing	$976,870

Under IFRS 9 Financial Instruments and IAS 32 Financial Instruments: Presentation, warrants with an exercise price denominated in a currency that differs from an entity’s functional currency are treated as a derivative measured at fair value with subsequent changes in fair value accounted for through profit and loss. As these warrants are exercised, the fair value at the date of exercise and the associated non-cash liability will be included in the share capital along with the proceeds from the exercise. If these warrants expire, the non-cash warrant liability is reversed through the profit and loss. There is no cash flow impact as a result of the accounting treatment for changes in the fair value of the warrant derivative or when warrants expire unexercised.

In connection with the private placement completed on June 6, 2024, the Company issued 10,134,330 Purchase Warrants. Each whole warrant entitles its holder to purchase one additional common share at an exercise price of CDN$0.40 for a period of 36 months following the closing of the private placement.

The CDN$0.40 Warrants are considered derivative liabilities, as the currency denomination of the exercise price is different from the functional currency of the Company. Due to the non-standard nature of the CDN$ 0.40 Warrants, which have an accelerated exercise provision, the closed form Black Scholes model cannot be used. As such, a Monte Carlo Simulation was used with the underlying share price of the Company to determine the fair value. The Company determined the allocated fair value of CDN$0.40 Warrants at the date of issuance ($687,676) using the Monte Carlo valuation model with the following assumptions:

CDN$0.40 Warrants
Share price on date of issuance	CDN$0.29
Strike Price	CDN$0.40
Risk-free interest rate	3.80%
Expected volatility	99%
Expected life (in years)	3
Forfeiture rate	nil
Expected dividend	nil
Exchange rate ($USD to $CDN)	1.3686
Number of Simulations	1,000

The fair value of the CDN$0.40 Warrants were revalued as of July 31, 2024 ($976,870) using the Monte Carlo valuation model with the following assumptions:

CDN$0.40 Warrants
Share price on date on July 31, 2024	CDN$0.31
Strike Price	CDN$0.40
Risk-free interest rate	3.37%
Expected volatility	97%
Expected life (in years)	2.85
Forfeiture rate	nil
Expected dividend	nil
Exchange rate ($USD to $CDN)	1.3809
Number of Simulations	1,000

As a result of the revaluation, the Company recognized a loss on remeasurement of warrant liability related to the CDN$0.40 Warrants of $299,946 in the consolidated statements of loss and comprehensive loss during the nine months ended July 31, 2024..

12

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2024 and 2023

(Expressed in United States dollars)

(Unaudited)

The following summarizes the warrant derivatives outstanding as of July 31, 2024:

Expiry date	Exercise price (CDN$)	Warrants outstanding	Weighted average remaining life
June 6, 2027	0.40	10,134,330	2.85

10.	RIGHT-OF-USE ASSET AND LEASE LIABILITY

The Company entered into a lease agreement for its corporate head office commencing March 1, 2022, until February 28, 2026. Upon entering into this lease, the Company recognized a right-of use (“ROU”) asset in the amount of $319,521, and a corresponding lease liability in the same amount ($319,521). The lease liability is measured at amortized cost using the incremental borrowing rate of 10.02%.

The continuity of the ROU asset and lease liability for the nine month period ended July 31, 2024 is as follows:

Right-of-use asset
Value of ROU asset as of October 31, 2022	$266,268
Depreciation	(79,880)

Value of ROU asset as of October 31, 2023	186,388
Depreciation	(59,911)
Value of ROU asset as of July 31, 2024	$126,477

Lease liability
Lease liability recognized as of October 31, 2022	$273,541
Lease payments	(94,875)
Lease interest	24,221

Lease liability recognized as of October 31, 2023	202,887
Lease payments	(71,157)
Lease interest	13,342
Lease liability recognized as of July 31, 2024	$145,072

Current portion	$84,134
Non-current portion	60,938
Closing balance	$145,072

Undiscounted lease payment obligations
Less than one year	$99,040
One to four years	58,361

Total undiscounted lease liabilities	$157,401

13

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2024 and 2023

(Expressed in United States dollars)

(Unaudited)

11.	SHARE CAPITAL

a)	Authorized

Unlimited number of common shares and an unlimited number of preferred shares, without par value.

b)	Issued and outstanding

Preferred shares

No preferred shares have been issued.

Common shares

As of July 31, 2024 and October 31, 2023, there were 89,188,046 and 68,504,400 common shares issued and outstanding, respectively.

During the nine months ended July 31, 2024, the following transactions occurred:

On June 6, 2024, the Company completed a private placement for 20,268,662 units at an issuance price of $CDN 0.26 per unit (the “$CDN 0.26 Unit”) for gross proceeds of $3,850,542 ($CDN 5,269,852). Each $CDN 0.26 Unit consists of one common share and one half of one transferable common share purchase warrant (each whole warrant, a “$CDN 0.40 Warrant”).  Each $CDN 0.40 Warrant entitles the holder thereof to acquire one common share at a price of $CDN 0.40 for a period of 36 months from the closing of the private placement. The Company paid finders’ fees totaling $60,110 to agents with respect to certain purchasers who were introduced by these agents. In addition, the Company incurred other offering costs of approximately $48,252.

On March 14, 2024, 414,984 RSUs that were granted in 2023 were settled as common shares of the Company.

During the nine months ended July 31, 2023, the following transactions occurred:

In November and December 2022, the Company completed a series of tranches of a private placement, issuing a total of 15,938,250 common shares at a price of $CDN 0.45 per common share for gross proceeds of $CDN 7,172,213 ($5,340,350). The Company paid finder’s fees totaling $CDN 84,432 ($61,629) to agents with respect to certain purchasers who were introduced to the Company. The Company incurred other offering costs associated with this private placement in the amount of $43,749.

Shares held in escrow

As a requirement of the Company’s listing on the TSX Venture Exchange (the “TSXV”) on June 14, 2022 (the “Listing Date”), certain directors, officers and their affiliates were required to have their shares held in escrow by the Company’s transfer agent.

As at July 31, 2024, 749,691 (October 31, 2023 – 1,499,374) of the Company’s common shares were held in escrow, to be released as follows:

•	1/2 of remaining escrow securities on December 14, 2024 (the 30-month anniversary of the Listing Date); and
•	The remaining escrow securities on June 14, 2025 (the 36-month anniversary of the Listing Date).

14

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2024 and 2023

(Expressed in United States dollars)

(Unaudited)

c)	Stock options

Pursuant to the Company’s Equity Incentive Plan (the “Plan”) approved by the Board of Directors, the Company grants stock options to employees, directors, officers and advisors. Under the Plan, options can be granted for a maximum term of ten years and the stock options shall vest in three equal installments, with one third of the options vesting on each of the grant date, the first-year anniversary of the grant date and the second anniversary of the grant date, unless otherwise designated by the Board. Further, the exercise price shall not be less than the price of the Company’s common shares on the date of the stock option grant.

No options were granted or exercised during the nine months ended July 31, 2024 and 2023.

Stock option transactions are summarized as follows:

The following options were outstanding at July 31, 2024:

	Number of Options	Weighted Average Exercise Price
Balance, October 31, 2022	5,460,000	$0.39 ($CDN 0.53)
Cancelled	(300,000)	0.40 ($CDN 0.50)
Balance, October 31, 2022	5,160,000	0.39 ($CDN 0.53)
Balance, July 31, 2024	5,160,000	$0.39 ($CDN 0.53)

The following options were outstanding and exercisable at July 31, 2024:

Grant Date	Expiry Date	Exercise Price	Number of Options Outstanding	Number of Options Exercisable	Weighted Average Remaining Life
April 15, 2021	April 14, 2026	$CDN 0.50 ($0.36)	3,500,000	3,500,000	1.70
August 5, 2021	August 4, 2026	$CDN 0.50 ($0.36)	800,000	800,000	2.01
September 24, 2021	September 23, 2026	$CDN 0.50 ($0.36)	160,000	160,000	2.15
December 7, 2021	December 7, 2026	$CDN 1.00 ($0.72)	100,000	100,000	2.35
March 2, 2022	March 2, 2027	$CDN 1.00 ($0.72)	300,000	300,000	2.59
September 22, 2022	September 22, 2027	$CDN 0.35 ($0.25)	300,000	200,000	3.15
			5,160,000	5,060,000	1.91

The following options were outstanding and exercisable at July 31, 2023:

Grant Date	Expiry Date	Exercise Price	Number of Options Outstanding	Number of Options Exercisable	Weighted Average Remaining Life
April 15, 2021	April 14, 2026	$CDN 0.50 ($0.40)	3,500,000	3,500,000	2.71
August 5, 2021	August 4, 2026	$CDN 0.50 ($0.40)	800,000	533,334	3.02
September 24, 2021	September 23, 2026	$CDN 0.50 ($0.40)	160,000	106,666	3.15
December 7, 2021	December 7, 2026	$CDN 1.00 ($0.79)	100,000	66,666	3.36
March 2, 2022	March 2, 2027	$CDN 1.00 ($0.79)	300,000	200,000	3.59
September 22, 2022	September 22, 2027	$CDN 0.35 ($0.26)	300,000	100,000	4.15
			5,160,000	4,506,666	2.80

15

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2024 and 2023

(Expressed in United States dollars)

(Unaudited)

The weighted average remaining contractual life for options outstanding is 1.91 years and 2.80 years ended July 31, 2024 and 2023, respectively.

The total fair value of options granted during the nine months ended July 31, 2024 and 2023 was $nil.

As of July 31, 2024, there is a total remaining unrecognized compensation expenses of $1,348 (October 31, 2023 - $16,410) which will be expensed in future reporting periods.

Total share-based payments recognized during the three and nine months ended July 31, 2024 was $2,022 and $15,060, respectively (2023 - $23,716 and $143,405), which was expensed in the condensed interim consolidated statements of loss and comprehensive loss.

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted. Accordingly, share-based payments of $nil (2023 – $54,922) were recognized as personnel expenses for options granted to employees, $14,370 (2023 – $75,436 were recognized in directors’ fees for options granted to directors and $690 (2023 - $13,047) was recognized as exploration for options granted to employees and consultants for the nine months ended July 31, 2024.

d)	Restricted shares units (“RSUs”)

On February 27, 2024, the Company granted 1,495,484 RSUs to officers, in accordance with the Company’s Equity Incentive Plan. The grant date fair value of the RSUs was $CDN 0.195. RSUs are awards for service which upon vesting and settlement entitle the recipient to receive common shares. Vesting conditions for RSUs are set by the Board but must be at least one year following the grant date. The RSUs granted vest in a single tranche, one year from the grant date.

On February 24, 2023, the Company granted 414,984 equity-settled RSUs to officers, in accordance with the Company’s Equity Incentive Plan. The grant date fair value of the RSUs was $CDN 0.47. RSUs are awards for service which upon vesting and settlement entitle the recipient to receive common shares. Vesting conditions for RSUs are set by the Board but must be at least one year following the grant date. The RSUs granted vest in a single tranche, one year from the grant date. On March 14, 2024, 414,984 RSUs were settled as common shares of the Company.

Compensation expense for RSUs was $54,540 and $137,383 for the three and nine months ended July 31, 2024 (2023 – $36,082 and $61,575) and is presented as personnel costs.

The following table summarizes information about the RSUs outstanding at July 31, 2024:

	Number of RSUs Outstanding		Fair Value Per Arras Share issuable
Balance, October 31, 2023	414,984	$CDN	0.47
Granted	1,495,484		0.195
Settled	(414,984)		0.47
Outstanding at July 31, 2024	1,495,484	$CDN	0.195

e)	Shares issuable for Silver Bull Warrants and CDN $0.40 Warrant

On March 19, 2021, pursuant to an asset purchase agreement with Silver Bull, a majority shareholder (88% interest at the time) and related party, Silver Bull transferred all of its rights, title and interest in and to the Beskauga Option Agreement, as described in Note 5, to the Company.

16

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2024 and 2023

(Expressed in United States dollars)

(Unaudited)

Further, Silver Bull warrant holders will receive, upon exercise of any Silver Bull warrant (the “Silver Bull Warrants”), for the original exercise price, one Silver Bull common share and one common share of the Company. The Company will receive $0.25 of the proceeds from the exercise of each of these Silver Bull Warrants. A total of 1,971,289 Silver Bull Warrants were outstanding at the time of the Distribution which, if all exercised, would require the Company to issue 1,971,289 common shares for proceeds of $492,822.

A continuity of the Company’s shares issuable for Silver Bull Warrants is as follows:

Warrants	Shares	Weighted Average Exercise Price Per Arras share issuable	Weighted Average Exercise Price Per Silver Bull Share issuable
Balance, July 31, 2024 and October 31, 2023	1,971,289	$0.25	$0.34

In connection with the CDN $0.26 Unit private placement completed on June 6, 2024, the Company issued 10,134,330 share CDN $0.40 Warrants (Notes 9 and 11(b)).

No warrants were issued or exercised during the nine months ended July 31, 2023.

The following warrants were outstanding at July 31, 2024 (inclusive of those recorded as warrant derivative liabilities in Note 9):

Expiry Date	Exercise Price	Number of Warrants Outstanding	Weighted Average Remaining Life
October 27, 2025	$0.25	1,971,289	1.24
June 6, 2027	$0.29 ($CDN 0.40)	10,134,330	2.85
	$0.28	12,105,619	2.59

12.	LOSS PER SHARE

All options and warrants are potentially dilutive in the nine months ended July 31, 2024 and 2023, but excluded from the calculation of diluted earnings per share are those for which the average market prices are below the exercise price.

13.	RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities at July 31 2024 is $34,137 (October 31, 2023 - $278,026) due to officers and directors of the Company for their compensation and services. The balance of due to officers are to be settled in RSUs and cash within one year and bear no interest. Unpaid amounts due to directors are unsecured and bear no interest.

As at July 31, 2024, due to related party consists of $17,901 due to Silver Bull for shared employees’ salaries and office expenses (October 31, 2023 - $57,853). The balance of due to related party is interest free and is to be repaid on demand.

During the nine months ended July 31, 2024 and 2023, expenses totalling $195,630 and $221,927 were incurred by Silver Bull on the Company’s behalf, which was offset by an incurred shared office rent. If specific identification of expenses is not practicable, a proportional cost allocation based on management’s estimation is applied.

	July 31, 2024	July 31, 2023
Personnel	$215,716	$227,986
Office and administrative	15,365	29,246
Office rent reimbursement	(35,451)	(35,305)
	$195,630	$221,927

17

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2024 and 2023

(Expressed in United States dollars)

(Unaudited)

During the nine months ended July 31, 2024 and 2023, the Company paid or accrued the following amounts to officers, directors or companies controlled by officers and/or directors:

	July 31, 2024	July 31, 2023
Share-based payment	$14,371	$125,987
Directors’ fees	94,040	94,315
Personnel	532,338	521,483
	$640,749	$741,785

14.	COMMITMENTS AND CONTINGENCIES

Contractual obligated per calendar year requirements as at July 31, 2024 are as follows:

	<1 year ($)	1-2 years ($)	2-3 years ($)	3-4 years ($)	4-5 years ($)	Total ($)
Lease commitments (Note 10)	99,000	58,000	—	—	—	157,000
Beskauga Option agreement commitments (Note 5)	3,260,000	—	—	—	—	3,260,000
Exploration licenses expenditure commitments	1,593,000	2,620,000	2,634,000	2,016,000	809,000	9,672,000
	4,952,000	2,678,000	2,634,000	2,016,000	809,000	13,089,000

The Company’s commitments include contractually obligated payments associated to its office lease (Note 9), the exploration expenditure requirements under the Beskauga Option Agreement (detailed in Note 5), and minimum expenditure requirements to maintain its exploration licenses as mandated by the Kazakh government authorities to keep the tenements in good standing.

15.	SUPPLEMENTAL CASH FLOW INFORMATION

As at July 31, 2024, cash and cash equivalents consist of guaranteed investment certificates (“GIC”) of $1,871,173 (October 31, 2023 – $60,511) and $1,547,897 in cash (October 31, 2023 - $230,173) held in bank accounts. The GIC is a 30-day cashable term deposit with an interest rate at 4.89%, as of July 31, 2024.

	July 31, 2024	July 31, 2023

Supplemental information
Interest paid	$—	$—
Income taxes paid	—	—

18

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2024 and 2023

(Expressed in United States dollars)

(Unaudited)

16.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, lease liability, other liability, warrant derivative liability and due to related party. The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below.

a)	Credit risk

The Company’s credit risk on other receivables is negligible.

Credit risk is the risk of financial loss to the Company if a counter party to a financial instrument fails to meet its payment obligations. The Company is exposed to credit risk with respect to its cash and cash equivalents. Management believes that the credit risk concentration with respect to cash and cash equivalents is remote as it maintains accounts with highly rated financial institutions. Cash and cash equivalents are denominated in $USD, $CDN and Kazakh Tenge, and include guaranteed investment certificates for terms of less than 100 days acquired from a Canadian financial institution.

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating investing and financing activities. As at July 31, 2024, the Company had net working capital of $2,113,000 (October 31, 2023 – working capital deficit of $134,000) and cash and cash equivalents of $3,419,000 (October 31, 2023 - $290,000), and is not exposed to significant liquidity risk at this time. Furthermore, as the Company is in the exploration stage, it will periodically have to raise funds to continue operations and intends to raise further financing through equity offerings.

Accounts payable and accrued liabilities, and due to related party are non-interest-bearing and are normally settled on 30-day terms.

Other liability is the amount funded by Teck had not yet been incurred and the Company expects the expenditure to be incurred in 90 days.

c)	Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk. The Company is not currently exposed to any significant interest rate risk or other price risk. The Company is exposed to foreign currency risk with respect to cash denominated in Canadian dollars. As at July 31, 2024, a 10% strengthening (weakening) of the Canadian dollar against the United States dollar would have increased (decreased) the Company’s comprehensive loss by approximately $153,000 for the nine months ended July 31, 2024 (October 31, 2023 - $20,000).

The Company also maintains a minimum cash balance of local currency in a bank account in Kazakhstan. Due to the small balance, the Company assessed Kazakh Tenge foreign currency risk as low.

The Company has not hedged any of its foreign currency risks.

d)	Commodity price risk

The ability of the Company to raise funds to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of copper and gold. The Company monitors copper and gold prices to determine the appropriate course of action to be taken.

e)	Fair value hierarchy

Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significant of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

19

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2024 and 2023

(Expressed in United States dollars)

(Unaudited)

Level 3 – Inputs for assets or liabilities that are not based on observable market data.

The Company’s financial instruments classified as Level 1 in the fair value hierarchy are cash and cash equivalents, accounts payable and accrued liabilities, other liability and due to related party. The lease liability is classified as Level 3 financial instruments.

The warrant liability derivative is not traded in an active market, and the fair value is determined using valuation techniques. The estimates may be significantly different from those recorded in the consolidated financial statements because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market. All changes in the fair value are recorded in the consolidated statement of operations and comprehensive loss each reporting period. This is considered to be a Level 3 financial instrument.

The carrying values approximate the fair values due to the short-term maturity of these instruments except the lease liability. There were no transfers between fair value levels during the nine months ended July 31, 2024.

17.	CAPITAL MANAGEMENT

The Company defines its capital as shareholders’ equity. Capital requirements are driven by the Company’s general operations and exploration. To effectively manage the Company’s capital requirements, the Company monitors expenses and overhead to ensure costs and commitments are being paid. The Company is not subject to any externally imposed capital requirements. The Company did not change its approach to capital management during the nine months ended July 31, 2024.

18.	SEGMENTED INFORMATION

Operating segments

The Company operated in a single reportable operating segment - the acquisition, exploration and evaluation of mineral properties, with its head office function in Canada. As at July 31, 2024, the Company’s exploration and evaluation assets are currently located in Kazakhstan.

The following table details the allocation of assets included in the accompanying condensed interim consolidated statement of financial position at July 31, 2024:

	Canada	Kazakhstan	Total
Cash and cash equivalents	$3,203,000	$217,000	$3,420,000
Other receivables	19,000	—	19,000
Prepaid expenses	34,000	751,000	785,000
Accounts receivables	1,000	—	1,000
Office and equipment	1,000	119,000	120,000
Minerals properties	—	5,035,000	5,035,000
Right-of use assets	126,000	—	126,000
Prepaid expense non-current	33,000	461,000	494,000
	$3,417,000	$6,583,000	$10,000,000

20

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2024 and 2023

(Expressed in United States dollars)

(Unaudited)

The following table details the allocation of assets included in the accompanying condensed interim consolidated statement of financial position at October 31, 2023:

	Canada	Kazakhstan	Total
Cash and cash equivalents	$208,000	$83,000	$291,000
Other receivables	11,000	—	11,000
Prepaid expenses	41,000	178,000	219,000
Office and equipment	64,000	84,000	148,000
Minerals properties	—	5,035,000	5,035,000
Right-of use assets	186,000	—	186,000
Prepaid expense non-current	33,000	497,000	530,000
	$543,000	$5,877,000	$6,420,000

21